UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 1-13990

A.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.

5600 Cox Road

Glen Allen, Virginia 23060

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

and Year Ended December 31, 2008
with

Report of Independent Registered Public Accounting Firm

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

and Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13

Supplement Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

LandAmerica Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6, the Company’s Board of Directors has elected to terminate the Plan effective July 31, 2009.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glen Allen, Virginia

June 26, 2009

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

Assets	2008	2007

Investments, at fair value	$ 335,908,811	$ 504,058,718

Cash	1,334,635	-

Receivables:
Employer contributions (net of forfeitures)	-	554,777
Participant contributions	299,151	1,002,739
Remaining assets of merged plan	492,227	595,846

Total receivables	791,378	2,153,362

Total assets	338,034,824	506,212,080

Liabilities and Net Assets Available for Benefits

Excess contribution liability	261,397	-

Net assets available for benefits at fair value	337,773,427	506,212,080

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,093,828	1,039,973

Net assets available for benefits	$ 353,867,255	$ 507,252,053

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions:
Investment income:
Investment income	$ 21,453,442
Other	148,086

21,601,528

Contributions:
Participants	30,113,307
Employer, net of forfeitures	11,092,726
Rollovers	1,676,580

42,882,613

Total additions	64,484,141

Deductions:
Net depreciation in fair value of investments	150,911,261
Benefits paid to participants	85,094,365
Corrective distributions	261,397
Administrative expenses	269,022
Other	48,147

Total deductions	236,584,192

Transfers from merged plan	18,715,253

Net decrease	(153,384,798)

Net assets available for benefits:
Beginning of year	507,252,053

End of year	$ 353,867,255

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

1.	Description of the Plan:

The LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering salaried employees of LandAmerica Financial Group, Inc. and participating subsidiaries (the “Company”) who have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Overall responsibility for administering the Plan rests with the Benefits Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company (the “Trustee”) maintains custody of the Plan’s assets and serves as the Trustee of the Plan.

The following description of the Plan provides only general information. For a more complete description of the Plan’s provisions, copies of the Summary Plan Description are available on the Company’s website and from the Company’s Human Resources Department.

Contributions:

Participants may elect to defer up to 40% of their annual compensation as defined by the Plan on a pre-tax or after-tax basis. Participants age 50 or older may make additional catch-up contributions of $5,000 per year during 2008.

The Company’s contributions are known as “Safe Harbor Matching Contributions.” A participant is 100% vested in the Safe Harbor Matching Contributions made to his or her account. From January 1, 2008 to November 30, 2008, the Company made matching contributions equal to 100% of a participant’s contributions, not to exceed 3% of a participant’s compensation. In addition, the Company could make discretionary matching contributions as determined by the Board of Directors of the Company. Effective December 1, 2008, the Company elected to discontinue the matching contributions.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

1.	Description of the Plan (continued):

Participant Accounts (continued):

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and were $313,002 as of December 31, 2008 and $120,310 as of December 31, 2007. No forfeitures were used during 2008 to reduce employer contributions to the Plan and due to the pending termination of the Plan as discussed in Note 6 and the Company’s discontinuance of matching contributions effective December 1, 2008, the remaining assets attributed to forfeitures of participant accounts will not be applied to future employer contributions. The ultimate manner in which the remaining forfeitures will be disposed is to be determined upon dissolution of the Plan.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon and in Company Safe Harbor Matching Contributions, which were made after January 1, 2005. Vesting in the Company’s matching and discretionary contributions, which were made prior to January 1, 2005, and actual earnings thereon is based on years of service. A participant is 100% vested in these contributions after six years of service (see Note 6).

Investment Options:

Upon enrollment, participants may direct the investment of their account balances in any of the following 14 investment options:

LandAmerica Financial Group, Inc. Common Stock – Monies held by this investment fund are invested in common stock of the Company. This investment option was suspended effective November 26, 2008. See Note 6.

Davis New York Venture Fund – Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

American Beacon Large Cap Value Fund – The fund seeks long-term capital appreciation and current income. The fund invests primarily in equity securities of large market capitalization, U.S. companies.

Thornburg International Value Fund – Monies held by this fund are invested in a portfolio composed of foreign equities and debt securities with the goal of achieving long-term capital appreciation.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

1.	Description of the Plan (continued):

Investment Options (continued):

The Growth Fund of America – The fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

Pioneer Oak Ridge Small Cap Growth Fund – The fund seeks capital appreciation. The fund invests primarily in equity securities of small-capitalization, U.S. companies.

Allianz NFJ Small Cap Value Fund – The fund seeks long-term growth of capital and income by normally investing at least 80% of its assets in common stocks of companies with market capitalization of between $100 million and $3.5 billion that have below average profit to earnings ratios relative to their industries.

Merrill Lynch Retirement Preservation Trust Fund – The fund seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds.

Merrill Lynch Equity Index Trust – Monies held by this fund are invested in the common stocks with the objective to provide an investment return corresponding to the investment return of the Standard & Poor’s 500 Composite Stock Price Index.

PIMCO Total Return Fund – Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Merrill Lynch Government Fund – The fund seeks current income while maintaining liquidity and security of principal by investing in a portfolio of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

Columbia Mid Cap Value Fund – The fund seeks long-term growth of capital by investing at least 80% of its assets in equity securities of U.S. companies whose market capitalizations are within the range of the Russell Mid Cap Value Index.

Jennison US Emerging Growth Fund – The fund seeks long-term capital appreciation by investing primarily in equity securities of small and medium-sized U.S companies with the potential of above-average growth.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

1.	Description of the Plan (continued):

Investment Options (continued):

American Europacific Growth Fund – The fund investment objective is to provide long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

Participants may change their investment options daily.

Participant Loans:

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the end of the previous quarter plus 2%. Interest rates averaged approximately 8.12% during 2008 and 9.9% during 2007. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon termination of service, a participant generally may elect to receive a lump-sum amount equal to the vested value of his or her account, or defer payment if the participant’s balance is over $1,000.

2.	Summary of Significant Accounting Policies:

Investment Valuation and Income Recognition:

As further described in Note 3, the Plan records investments at fair value under Financial Accounting Standards Board No. 157, Fair Value Measurements (“SFAS 157”). Net unrealized and realized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net investment gain (loss). Participant loans are valued at their outstanding balances, which approximate fair value.

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts. These contracts are valued at fair value (see Note 3) and adjusted to contract value on the statement of net assets available for benefits.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies (continued):

Investment Valuation and Income Recognition (continued):

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contracts, plus interest at the contract rates, less Plan withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Fair Value Measurements:

The Plan adopted for 2008 certain provisions of SFAS 157 related to financial assets and liabilities and any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. The provisions of SFAS No. 157 related to nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities, has been deferred to 2009. SFAS 157 provides a framework for measuring fair value and defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of three levels:

Level 1 – Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets in non-active markets;

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

3.	Fair Value Measurements (continued):

Inputs other than quoted prices that are observable for the asset or liability; and

Inputs that are derived principally from or corroborated by other observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan as determined by quoted market prices on national security exchanges.

Participant loans: Valued at amortized cost, which approximates fair value.

Common/collective trusts: These investments include holdings in the Merrill Lynch Retirement Preservation Trust and the Merrill Lynch Equity Index Trust with fair values of $99,687,241 and $24,285,580, respectively, at December 31, 2008. The fair value of the holdings in the Merrill Lynch Retirement Preservation Trust is valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value of holdings in the Merrill Lynch Equity Index Trust (“EIT”) is determined based upon the NAV provided by affiliates of the trustee divided by the shares outstanding in EIT. The NAV is provided based upon the fair value (using primarily Level 1 inputs) of EIT’s underlying investments, less related liabilities.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

3.	Fair Value Measurements (continued):

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Fair Value Using			Assets
	Level 1	Level 2	Level 3	at Fair Value

Mutual funds	$198,667,652	$ -	$ -	$ 198,667,652
Common stocks	766,357	-	-	766,357
Common/collective trusts	-	123,972,821	-	123,972,821
Participant loans	-	-	12,501,981	12,501,981
Total assets	$199,434,009	$ 123,972,821	$12,501,981	$ 335,908,811

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets

Balance at January 1, 2008	$ 12,293,154
Loan issuances	8,468,332
Loan repayments	(4,959,495)
Deemed defaults	(3,300,010)

Balance at December 31, 2008	$ 12,501,981

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

4.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2008	2007

LandAmerica Financial Group, Inc. Common Stock, 850,577 and 812,908 shares, respectively	$ 76,552*	$ 28,418,994
Merrill Lynch Retirement Preservation Trust Fund, at contract value	115,781,068	113,276,543
Davis New York Venture Fund, 1,213,730 and 1,436,194 shares, respectively	28,947,452	58,094,027
American Beacon Large Cap Value Fund, 2,189,979 and 2,569,283 shares, respectively	28,710,619	57,526,254
ING International Value Fund, 0 and 3,056,111 shares, respectively	- *	56,782,536
The Growth Fund of America, 1,732,036 and 1,854,486 shares, respectively	35,194,969	62,607,441
Merrill Lynch Equity Index Trust, 3,125,557 and 299,550 shares, respectively	24,285,580	33,879,096
PIMCO Total Return Fund, 4,344,511 and 3,785,396 shares, respectively	44,053,343	40,465,885

* Represents less than 5% of the Plan’s net assets at that date.

During 2008, the Plan’s investments (excluding the Merrill Lynch Retirement Preservation Trust Fund), including gains and losses on investments purchased, sold, as well as held during the year, depreciated in fair value as follows:

Net Realized and Unrealized (Depreciation) in Fair Value of Investments

Common stock	$ (26,954,590)
Common/collective trusts	(11,837,172)
Mutual funds	(112,119,499)

$(150,911,261)

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

5.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Plan Termination:

On November 26, 2008, the Company filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court of the Eastern District of Virginia. In light of the Company’s financial situation, the Board of Directors elected on May 21, 2009 to terminate the Plan effective July 31, 2009. As prescribed under the provisions of ERISA, participants will become 100% vested in their accounts upon termination of the Plan.

7.	Administrative Expenses:

Although not required by the Plan, the Company absorbs a portion of the costs of Plan administration.

8.	Income Tax Status:

The Company has received a determination letter from the Internal Revenue Service dated June 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

9.	Party-in-Interest Transactions:

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. common stock credited to their account. In addition, the Plan invests in a number of mutual funds and common/collective trusts sponsored by affiliates of the Trustee, which are identified as a transaction with a party-in-interest in the accompanying schedule.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements, Continued

10.	Distributions Payable to Withdrawn Participants:

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end, but for which disbursement had not been made were approximately $1,296,334 and $1,059,892 as of December 31, 2008 and 2007, respectively. Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

11.	Plan Mergers:

During 2005, the majority of the remaining assets of an acquired company’s retirement plan were transferred to the Plan. As of December 31, 2008 and 2007, the Plan has a receivable in the amount of $492,227 and $595,846, respectively, which represents the value of certain annuity contracts in the acquired company’s retirement plan that will be transferred into the Plan ratably over a five-year period.

During 2008, the Plan received assets from a qualified retirement plan sponsored by a previously acquired company. This former plan was merged into the Plan, with the participants generally receiving vesting credit for their tenure with the acquired company. The amount of assets transferred to the Plan during 2008 as a result of the merger totaled $18,715,253.

12.	Subsequent Event:

Effective June 15, 2009, the Trustee notified the Plan of an immediate action to restrict withdrawals from the Merrill Lynch Retirement Preservation Trust Fund (“RPT”).  The Trustee indicates that withdrawal limits were needed to preserve the price stability of the RPT.  These restrictions limit the Plan's withdrawals from the RPT to $6.3 million each month, which will affect the ability of certain participants to make lump-sum withdrawals of their investment in the RPT.  The Plan administrator anticipates that the liquidation of the Plan’s investments in the RPT will be completed within nine months from the date of notice by the Trustee.

SUPPLEMENTAL SCHEDULE

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 54-1589611

Plan No. 002

Schedule H, Line 4(i) ( Schedule of Assets (Held at End of Year)

As of December 31, 2008

Fair Value
LandAmerica Financial Group, Inc. Common Stock#:
LandAmerica Financial Group, Inc. Common Stock, 850,577 shares	$ 76,552
UC Common Stock Fund:
Universal Corporation Common Stock, 23,094 shares	689,805
Davis New York Venture Fund:
Davis New York Venture Fund, 1,213,730 shares	28,947,452
American Beacon Large Cap Value Fund:
American Beacon Large Cap Value Fund, 2,189,979 shares	28,710,619
Thornburg International Value Fund:
Thornburg International Value Fund, 818,317 shares	15,883,527
The Growth Fund of America:
The Growth Fund of America, 1,732,036 shares	35,194,969
ML Retirement Preservation Trust Fund*#@:
ML Retirement Preservation Fund, N.A.	115,781,068
ML Equity Index Trust*#:
ML Equity Index Fund, 3,125,557 shares	24,285,580
PIMCO Total Return Fund:
PIMCO Total Return Fund, 4,344,511 shares	44,053,343
Pioneer Oak Ridge Small Cap Growth Fund:
Pioneer Oak Ridge Small Cap Growth Fund, 561,550 shares	10,012,443
Allianz NFJ Small Cap Value Fund:
Allianz NFJ Small Cap Value Fund, 773,747 shares	15,397,564
ML Government Fund#:
ML Government Fund, 3,584,686 shares	3,584,686
Columbia Mid Cap Value Fund:
Columbia Mid Cap Value Fund, 51,636 shares	436,326
Jennison US Emerging Growth Fund:
Jennison US Emerging Growth Fund, 27,351 shares	459,223
American Europacific Growth Fund:
American Europacific Growth Fund, 580,098 shares	15,987,501

Loans to Participants, 5% - 11.5%	12,501,981

Total Investment Assets	$ 352,002,639

*	Indicates common/collective trusts
#	Indicates a party-in-interest to the Plan

@ Represents contract value

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Date: June 30, 2009	By:	LandAmerica Financial Group, Inc.

	By:	/s/ G. William Evans
G. William Evans
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

TO

FORM 11-K FOR

THE LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit

23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. independent registered public accounting firm, dated June 29, 2009